NEWS RELEASE



                     PTC REPORTS CONSOLIDATED 2000 YEAR END
                           AND FOURTH QUARTER RESULTS


Warsaw - March 21, 2001 - Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.eragsm.pl) Poland's leading wireless provider of nationwide dual band GSM 900 and 1800 services and an UMTS license holder today announced results for the fourth quarter and year end results for December 31, 2000. Figures are presented in Polish Zloty and in accordance with International Accounting Standards.

     .    Revenues  up by 40.1  percent  to PLN 3.6  billion

     .    Net income of PLN 97.7  million

     .    2.8 million  active  subscribers

     .    Monthly  churn rate at 2.0 percent

     .    EBITDA margin increased to 31.3 percent

Financial Highlights for the year end 2000

Revenues

               [CHART]
               Revenues:  Total  revenues for 2000 grew over
               40  percent   over   1999,   even  after  the
               reduction in an average rates per minute of use in 2000.

Total revenues for the fiscal year ending December 31, 2000 were PLN 3,632.4 million (US$ 876.7 million), an increase of PLN 1,040.3 million (US$ 251.1 million) or 40.1 percent compared with 1999. The main source of revenue was derived from monthly service fees, airtime, which consists of airtime tariffs, revenues from incoming and outgoing calls, "roaming" charges, data transmission (mainly SMS's) and revenues from the usage of prepaid airtime cards. Other revenues were derived from service activation fees, and the sale of telephones and accessories.

For the twelve months ended December 31, 2000, service revenues and fees increased 46.2 percent from PLN 2,369.4 million (US$ 571.9 million) in 1999 to PLN 3,463.0 million (US$ 835.8 million). Revenues from the sales of telephone and accessories decreased by 23.9 percent from PLN 222.6 million (US$ 53.7 million) in fiscal year of 1999 to PLN 169.5 million (US$ 40.9 million) in the fiscal year of 2000.

In the fourth quarter, revenues increased 26.4 percent to PLN 983.7 million (US$
237.4 million) compared to PLN 778.2 million (US$ 187.8 million) in the same period of 1999. This is mainly the result of the increase in the number of subscribers as well as the growing usage of data services mainly in the form of SMS's. The increase in total revenues reflects a 60 percent increase in the customer base over the previous year, offset by a reduction in fees per minute of use that follows the introduction of new tariff plans and a reduction in average usage per subscriber.

ARPU
               ARPU:During 2000, ARPU decreased to PLN 127 as more and more customers opted for the prepaid services and became more conscious of the overall expenses. ARPU

For the twelve months ended December 31, 2000, ARPU was PLN 127 (US$ 30.7) compared to PLN 160 (US$ 38.6) in 1999. This is a result of changes in the subscriber mix, as an increased portion of customers opted for the prepaid services, as well as the introduction of bundled packages of cheaper minutes, free minutes and SMSs in the monthly fee. A reduction in the average usage per subscriber also contributed to this reduction in ARPU. ARPU from postpaid subscribers was PLN 153 (US$ 36.9) and ARPU for prepaid customers was PLN 44 (US$ 10.6).

During the fourth quarter of 2000, average revenue per user (ARPU) was PLN 119 (US$ 28.7), a decrease in ARPU compared to the third quarter of 2000 when ARPU was PLN 132 (US$ 31.9). This is a result of introduction of the new tariff plans during the quarter as well as increasing portion of prepaid users in the total subscriber base. The ARPU from postpaid subscribers was PLN 146 (US$ 35.2), while ARPU from prepaid subscribers was PLN 43 (US$10.4).

Cost of Sales

For the year ended December 31, 2000, total cost of sales was PLN 2,250.4 million (US$ 543.2 million), up 35.3 percent from PLN 1,662.9 million (US$ 401.3 million) in 1999. Total cost of sales comprises the cost of services sold and cost of sales of telephones and accessories. During 2000, cost of services sold increased 47.6 percent from PLN 939.0 million (US$ 226.6 million) in 1999 to PLN 1,386.3 million (US$ 334.6 million).

Cost of sales of telephone  and  accessories  increased by 19.4 percent from PLN
723.8  million (US$ 174.7  million) for the year ended  December 31, 1999 to PLN
864.1 million (US$ 208.6 million) for the year ended December 31, 2000. This is a result of change in the subscriber structure, the increasing number of prepaid customers coupled with those customers who buy only a prepaid coupon and purchase a second hand handset.

Total costs of sales for the three months ended December 31, 2000 was PLN 604.8 million (US$ 146.0 million) up 22.7 percent from PLN 492.7 million (US$ 118.9 million) in the same period of 1999.

Gross  Margin

Gross margin was PLN 1,382.0 million (US$ 333.6 million) in the fiscal year ended December 31, 2000, compared with a gross margin of PLN 929.2 million (US$
224.3 million) in the same period of 1999. As a percentage of total net sales, gross margins grew from 35.8 percent for the fiscal year 1999 to 38 percent in 2000.

Cost of Acquisition

During the fourth quarter of 2000, as a result of the introduction of new tariff plans, PTC heavily advertised its services to support promotional campaigns. The average cost of acquisition during the fourth quarter, increased to PLN 580 (US$
140) compared to PLN 546 (US$ 131.8) in the third quarter of 2000. The average cost of acquisition for the postpaid subscribers increased from PLN 757 (US$ 182.7) in the third quarter of 2000 to PLN 918 (US$ 221.6) in the fourth quarter of 2000; the average acquisition cost for prepaid customers decreased to PLN 112 (US$ 27.0) compared to PLN 136 (US$ 32.8) in the third quarter of 2000.

For the twelve months ended December 31, 2000 the average cost of acquisition was PLN 585 (US$ 141.2), due to higher acquisition cost for the postpaid customers. The average acquisition cost during 2000 for postpaid subscribers was PLN 808 (US$ 195.0) and for prepaid customers PLN 132 (US$ 31.9).

EBITDA Growth

               [CHART]
               EBITDA: In 2000, EBITDA grew 89.8 percent compared to the previous year. EBITDA Growth
               EBITDA for the twelve  months ended  December
               31, 2000 was PLN 1,135.7 million

(US$ 274.1 million) compared to PLN 598.3 million (US $ 144.4 million) for the same period in 1999, despite costs associated with the acquisition of approximately 1.6 million subscribers (gross adds) compared to 1.3 million in 1999. This represents EBITDA growth of 89.8 percent compared to the previous year, a result of 40 percent growth in revenue while cost of sales grew only by 35 percent coupled with a falling churn rate and a stabilization of bad debt expenses.

EBITDA in the fourth quarter of 2000 was PLN 309.8 million (US$ 74.8 million) compared to PLN 215.1 million (US$ 51.9 million) for the same period in 1999.

The EBITDA margin grew by 35 percent from 23.1 percent in 1999 to 31.3 percent in 2000.

Financial Expenses

As a result of corporate strategy to finance the business plan mainly with debt, the financial exposure of PTC to foreign exchange rate movements is relatively high. The high portion of foreign currency liabilities creates high foreign exchange risk and interest expense. PTC is managing its foreign exchange and interest rate risks through a hedging policy, implemented early in 2000.

In 2000, net interest expense was PLN 501.6 million (US$ 121.1 million), compared to PLN 247.5 million (US$ 59.7 million) for the twelve months ending December 31, 1999. The increase in interest expense results from the first full year impact of interest due on bonds issued in late 1999. This situation is also a result of the increase in the amount drawn under the Bank Credit Facility.

During 2000, the Polish Zloty fluctuated significantly against the US Dollar and Euro. At the end of the fourth quarter, the Polish Zloty recovered all the ground lost earlier in the year to stabilize at the rate of around PLN 4.14 per 1US$ and PLN 3.85 per 1 EUR in December 2000. This stabilization created a net foreign exchange gain of PLN 12.0 million (US$ 2.9 million) for the period ended December 31, 2000, compared to a net foreign exchange loss of PLN 150.7 million (US$ 36.4 million) for the period ended December 31, 1999. The weakness of the Euro was the principal reason for this improvement.

However, foreign exchange gains were offset by higher interest expense that resulted in a 22.9 percent increase in net financial costs from PLN 398.3 million (US$ 96.1 million) in the year 1999 to PLN 489.5 million (US$ 118.1 million) in 2000.

Bad Debts Expense

Through its aggressive bad debt management policy and the increase in portion of prepaid users, PTC was able to reduce the charge of bad debts from 5.6 percent at the end of 1999 to 4 percent of total revenues at the end of 2000. The improved bad debt policy includes monitoring of shops, dealers and sales people as well as all subscribers.

Net Income

               [CHART]
               Net Income:  PTC earned PLN 97.7 million (US$
               23.6  million)  compared to a net loss of PLN
               122.5 million (US$ 29.6 million) in 1999.

Zloty's appreciation against the USD and the Euro in the fourth quarter of 2000, enabled PTC to record net income of PLN 203.5 million (US$ 49.1 million) compared to net income of PLN 71.5 million (US$ 17.3) in the same period of 1999. In the twelve months ended December 31, 2000, PTC recorded a net profit of PLN 97.7 million (US$ 23.6 million) compared to a net loss of PLN 122.5 million (US$ 29.6 million) in 1999.

This change from a net loss in 1999 to a net profit in 2000 is attributable to the increase of EBITDA by almost 90 percent compared to 1999 and foreign exchange gains (mostly unrealized) related to the appreciation of Polish Zloty, especially in the fourth quarter of 2000.

Liquidity and Refinancing of Senior Debt

               Refinancing: PTC signed a new Bank Credit Facility totalling EUR 650 million to support the growth of its GSM business and the development of UMTS. The local currency part of this new facility will be used by the company to reduce its foreign exchange exposure.

As of December 31, 2000, PTC had drawn
down  the  Zloty  tranche  of  PLN  529.5   million  (US$  127.8   million)  and
multicurrency tranche of DM 156.5 million (US$ 74.4 million) under the existing senior secured Bank Credit Facility.

On February 19, 2001 PTC signed new senior secured Bank Credit Facilities totaling EUR 650 million to support the growth of its GSM business and the development of UMTS. The new Bank Credit Facilities will also be utilized to refinance the drawn part of DEM 672 million Bank Credit Facility arranged in 1997

The new Bank Credit Facilities with five year maturity, were arranged and underwritten by Deutsche Bank, Dresdner Bank Luxembourg S.A., the European Bank for Reconstruction and Development and Deutsche Bank Polska S.A. They consist of two tranches: offshore in the amount of Euro 387.5 million to be available in Euro and other major currencies and domestic in the amount of Euro 262.5 million available in Polish Zloty. The increased share of the local currency tranche will become part of PTC's aggressive effort to reduce foreign exchange exposure.

Interest rates are based on LIBOR, EURIBOR or WIBOR, as appropriate, plus the margin, which level is determined by ratio of Senior Debt to annualized EBITDA.

Operational Highlights

Subscriber Growth

               [Chart]
               Growth in Subscriber Base:  Compared to 1999,
               subscriber  base  in  2000  increased  by  60
               percent, making PTC the undisputed leader in the Polish Wireless market.

Subscriber Growth

During the fourth quarter, PTC attracted 419,642 subscribers (gross adds), 18.5 percent more than in the fourth quarter of 1999, bringing the total number of subscribers at the end of 2000 to 2.8 million. New subscribers consisted of 243,420 postpaid and 176,222 Tak Tak (prepaid) subscribers. In comparison to 1999, the total subscriber base at the end of December increased by 60 percent to 2,802,980 from a subscriber base of 1,751,475 at the end of 1999. At the end of December, prepaid subscribers totalled 770,254 and represented 27.5 percent of all subscribers, versus 365,155 and 20.8 percent at the end of 1999. The Company's postpaid subscribers continued to grow strongly with a 47 percent increase from 1,386,320 in 1999 to 2,032,726 in the twelve months ending December 31, 2000.

In  2000,  the  overall  Polish   wireless   market  grew  (by  71  percent)  to
approximately 6.8 million subscribers, which translates to an approximately 17.6 percent penetration.

PTC's subscriber base represents approximately 41.8 percent of the total wireless market and 42.5 percent of total GSM market in Poland. This positions PTC as the leader among wireless services providers in Poland.

Continued Reduction in Churn Rate

               [Chart]
               Churn   Rate:   During   4Q2000   churn  rate
               continued to fall,  reaching the lowest level
               since   PTC   began   operations.   Continued
               Reduction in Churn Rate

In the fourth quarter of 2000, the average monthly churn rate was the lowest since PTC began operations, reaching 1.69 percent compared to 2.13 percent in the same period of 1999. This represents a 26 percent decrease over twelve months. The average monthly churn rate for postpaid customers was 1.9 percent, and 1.08 percent for prepaid customers. The decrease in the churn rate for the prepaid segment can be attributed to changes in the disconnection term from 6 to 12 months that brings PTC policy in line with those of the market.

The average churn rate for 2000 was 2.0 percent compared to 2.5 percent for 1999. The churn rate for postpaid subscribers was 2.0 percent compared to 2.3 percent for 1999 and 1.96 percent for prepaid customers compared to 3.2 percent for 1999.

The dropping churn rate over the last twelve months can be attributed to PTC's Loyalty Program, new tariff plans, market segmentation and value-added services. It reflects improved customers' satisfaction and proves the high quality of PTC's network, services and commitment to providing its customers with the best service in the Polish market.

Stabilization in Minutes of Use

The fourth quarter of 2000 brought a further stabilization in Minutes of Use (MOU's). Calculated on a monthly basis as a subscribers average, MOU's were carried on at 161 minutes, compared to 161 MOU's in the third quarter of 2000. Compared to the fourth quarter of 1999, the current MOU's decreased from 172 minutes. The average MOU's for 2000 were 159 minutes compared with 180 minutes for 1999.

The average MOU's in the fourth quarter were 186 minutes for postpaid customers and 87 minutes for prepaid customers. For the entire year 2000, MOU's were 180 minutes for postpaid customers and 92 minutes for prepaid customers.

               SMS's sent from the PTC network  increased to
               9.4 per subscriber per month in the fourth quarter.

Growth in number of SMS

During the fourth quarter of 2000, the average number of SMS's sent from the PTC network increased to more than 9 SMS's per subscriber per month. Postpaid subscribers sent about 10 SMS's per month and prepaid users sent about 8 SMS's per month.

The average number of SMS's in 2000 increased to around 7 SMS's per subscriber per month. The breakdown is approximately 8 and 5 SMS's for postpaid and prepaid customers, respectively.


               [CHART] Network Build-Out: At the end of 2000, total network investment reached PLN
               5.7 billion. This includes both network assets of PLN 3.3 billion and license fees of PLN 2.4 billion.

Network  Build-Out

During the fourth quarter 2000, PTC continued to aggressively roll-out the SDH microwave backbone and reached 2,600 km at the beginning of 2001, connecting the 12 most important metropolitan areas in the country, including Warsaw, Krakow, Gdansk, and Szczecin, among others.

Constructed in cooperation with Ericsson (NASDAQ: ERICY), the network is the biggest of its kind in Poland, allowing PTC to achieve transmission speed of 2*155 Mbit/s. The network currently consists of 13 long distance links, with 2,600km length connecting the 12 metropolitan centers where PTC's Mobile Switching Centers are located. It is expected, that in the first half of the 2001, the number of links will increase to 18 and the length of the network will increase to more than 3,500km.

During 1999 and 2000, PTC has so far invested EUR 41.4 million in SDH backbone and is planning to invest another EUR 7.2 million in 2001. The SDH microwave backbone network will reduce but not eliminate the need for leased lines from fixed line operators and related fees.

PTC is also investing in the build-out of its GSM network to meet the coverage requirements of the Company's GSM 900 license agreement, as well as to increase the capacity of the network and further improve the high quality of its services. Under the license agreement, PTC was required to cover 84.9 percent of Poland's geographic area and 95.6 percent of the population by the end of 2000. These requirements were already exceeded at the end of the first quarter 2000, PTC's network achieved 93.6 percent of geographical coverage and 98.6 percent of population coverage as of December 31, 2000.

Recent Developments

               UMTS: During 2000, PTC was one of three operators in the Polish market to be granted a license to run a telecommunication network according to the European UMTS Standard and frequency allocation within the 2 GHz band.

               The UMTS license will cost EUR 650 million, to be paid in 22 instalments.

UMTS

During 2000, PTC has received a license for telecommunications services according to the European UMTS Standard, granting it permission to set up and run a telecommunication network and frequency allocation within the 2 GHz band from 2003 onwards.

The Ministry of Telecommunication cancelled the UMTS biding process after only three bids were received for five UMTS licenses. On December 20, the Ministry granted UMTS licenses to the three existing operators, who had placed bids in the tender process.

The license documents state that the UMTS licenses will be effective until January 1, 2023. In addition, one year prior to the expiration date, the licenses may be extended without limitations for certain period of time. Each operator granted a license may begin offering the UMTS services not earlier than January 1, 2003 and not later than January 1, 2004.

Under the terms of the license, PTC is required to cover with its UMTS network 20% of the population by the end of 2004 and 40% by the end of 2007. The fee for the license is EUR 650 million, to be paid in 22 instalments: the first, EUR 10 million was paid by December 27, 2000.

The next three instalments of EUR 83 million, Euro 83 million and Euro 84 million, are to be paid at the end of the first three quarters of 2001. The remainder is to be paid in yearly instalments of EUR 15 million, from 2005 to 2013, and approximately EUR 28 million for the years 2014 to 2021. The last instalment of Euro 31 million is to be paid in 2022. PTC will finance the UMTS license partly from the new Credit Bank Facility (EUR 150 million) and partly from other sources of funding.

New Tariff  Plans

               New Tariff Plans In line with the Company's new strategy, in 2000, PTC introduced new tariff plans which are simpler to understand and more competitive.

In November 2000, PTC introduced changes to its tariff plan. There was a change in tariffs for all user segments: prepaid system (Tak Tak), tariffs for private users as well as new tariffs for its business clients.

The reason for these changes was modification of the Company's approach towards customers. According to the Company's new strategy, business customers are now treated as a separate client group. Thus the business offer branded "Era Business" is directed either for big companies, medium or even small 1-person or family firms. The separate "private offer" is presented to all individuals (or "private") users and contains both postpaid "My Era" and the prepaid Tak Tak brands.

Both Era Business and My Era includes 4 tariff plans and Tak Tak includes 2 tariff plans.

The most important changes are:

        . bundled minutes for all 4 business tariffs and for 3 out of 4 private tariffs

        . bundled SMSs included in the fee for all business and private tariffs

        . elimination of differences between prices for connections within the Era network and connections outside the Era network

        .       free voice mail for postpaid tariffs

        . cancellation of the peak - off-peak differentiation for all business tariffs and for "All Day" tariff in prepaid

        . constant "peak hours" definition for all private tariffs: from 8 a.m. to 6 p.m. hours from Monday to Friday

Old tariffs are no longer offered to new customers. However, the process of migration of existing customers from the old to the new tariffs will take some time to complete.

New Value Added Services

               Capital Injection: In 2000, PTC was the beneficiary of additional capital contributions by its shareholders as well as the conversion of a US $75 million loan into equity.

During the fourth quarter of 2000, PTC launched several solutions mainly dedicated to the business sector.

Wireless Terminals solution allows connecting credit card POS terminals to authorization centers over the PTC network, instead of using fixed telephone lines. This allows credit card payments to be transacted in front of the customer, improving fraud security.

GSM Office solution allows for several wireless services to be provided in specially equipped buildings. These services include free internal calls and wireless connections.

VPN GSM solution allows business clients to set up virtual private networks within the PTC network. VPN GSM solution offers: management of every user's permission, calls cheaper by 50 percent within the private network and short 3-6 digit telephone numbers for private network users.

FCT solution allows routing calls from fixed line subscribers to PTC subscribers directly over the PTC network - without interconnect.

SMS Supera gives clients the possibility of sending SMSs to a group of pre-defined mobile phone numbers at once.

Fax Mailbox is additional fee-free feature to Fax and Data and VMS services. It is useful for subscribers who can't receive incoming faxes, because they are unreachable or their phone is turned off. In these cases, an incoming fax is saved in the Fax Mailbox and is held ready to be send to any fax machine later.

New ISO 9002 Certificates

During the fourth quarter of 2000, PTC was distinguished with three additional ISO 9002 certificates in the areas of :

        .       Contracts and procurement  support to customers

        .       Financial  servicing of  subscribers  and sales channels

        .       Strategic planning of GSM network and its optimisation

Capital Increase

On November 30, 2000, shareholder capital of PTC was increased by PLN 409,753,655.2 (US$ 91,387,393.27). This is a result of conversion of shareholder loans and additional cash contributions. These shareholder loans, in the amount of US$ 75 million, had been granted in August 1999.

Goals for 2001

All of PTC's  shareholders  participated  in this  capital  increase  in amounts
corresponding   to  the  number  of  shares  owned.  The  structure  of  capital contribution was as follows:

Elektrim Telekomunikacja Sp. z o.o                   PLN 196,680,934.99

DeTeMobil Deutche Telekom Mobilnet Gmbh              PLN   92,194,572.42

MediaOne International B.V.                          PLN   92,194,572.42

Polpager Sp. z o.o.                                  PLN   16,390,146.21

Carcom Warszawa Sp. z o.o                            PLN     7,785,319.45

Elektrim Autoinvest                                  PLN     4,507,290.21

Elektrim S.A.                                        PLN           819.51

The share capital and additional paid-in capital, after loans conversion, amounts to PLN 880.8 million (US$ 212.6 million). This conversion decreased PTC's debt exposure by US$ 75 million plus accrued interest.

New CFO Appointed

On January 12, 2001 Mr. Jon Eastick was appointed to the position of Financial Director and Member of the Management Board. His appointment is effective as of March 1st, 2001. His key areas of responsibility will include management and direction of company-wide financial activities and financial operations, strategic planning, corporate governance and compliance, risk management and taxation.

Mr. Eastick joined PTC from Lucent Technologies Poland SA where he has been Chief Financial Officer since 1998. He held additional responsibilities as CFO Sales Controller for UMTS commercial offers in Lucent's European, Middle East and African operations.

Network Deployment Costs and Targets

By July 2004, PTC is required to attain geographical coverage of 90 percent of the country, in both the 900 MHz and 1800 MHz frequencies. During 2001, PTC plans to spend approximately US$300 million on meeting their coverage requirements and expanding the network to meet subscriber growth objectives. In order to fund this expansion, the Company will use proceeds from the refinanced the bank credit facility and operating cash flow.

In addition, during 2001, PTC will prepare the trial version of the UMTS network for further development and begin the research on the UMTS network placement and usage.

New Products

PTC will continue to create and introduce new innovative products and services based on SMS, WAP and data transmission technologies to its subscribers. In addition to implementing innovations in existing products and platforms, in the future, PTC aims to create revenue streams from new services in many areas including advertising, mobile commerce, entertainment, infotainment, telemetry, location based services (LBS) and ISP activity.

PTC is currently in a last phase of tests of a GPRS  platform that will allow it
to  develop   additional   products  and   value-added   services  with  planned
implementation in the first quarter of 2001.

PTC is preparing the development of new services based on payment gateway, WAP, LBS and IN platforms like mobile banking, fleet management and new or upgraded prepaid services.

For further information please contact:
Malgorzata Zelezinska          Andreas Melbaum           Jon Eastick           Kelly Keisling
Investor Relations Manager     Financial Controller      Finance Director      Golin/Harris
(+48) 22 413 3275              (+48) 22 413  4205        (+48) 22 413 6230     (212) 309 1436
(+48) 602 20 3275              (+48) 602 20 4225         (+48) 602 20 6230     (212) 688 5213
mzelezinska@eragsm.pl          amelbaum@eragsm.pl        jeastick@eragsm.pl    kkeisling@golinharris.co

Annex 1      Profit and Loss Statement - Summary Level from SEC 20-F/2000
             (International Accounting Standards - in thousands of PLN)

                                         Year ended            Year ended             Year ended
                                     December 31, 2000     December 31, 1999      December 31, 1998

Net sales                                   3,632,420            2,592,061             1,610,811

Cost of sales                              (2,250,423)          (1,662,851)             (948,414)

                                       ---------------        -------------         -------------

Gross margin                               1,381,997               929,210               662,397

Operating expenses                          (766,016)             (612,559)             (381,275)

                                       --------------         -------------         -------------

Operating profit                             615,981               316,651               281,122

Non-operating items

Interest and other financial income          227,125                58,042                21,398

Interest and otherfinancial expenses        (716,665)             (456,305)              (187,197)

                                        -------------        --------------         -------------

Income /(Loss) before taxation               126,441              (81,612)               (115,323)

Taxation (charge) / benefit                  (28,790)             (40,891)               (109,807)

                                        -------------        -------------          -------------

Comprehensive net income/(loss)               97,651             (122,503)                 5,516
                                            ========            ==========              ========

Annex  2      Balance   Sheet  -  Summary   Level   from  SEC   20-F/2000
              (International Accounting Standards - in thousands on PLN)

                                             -------------        -------------
                                                At                      At
                                        December 31, 2000      December 31, 1999
Current assets

  Cash and cash equivalents                        29,465              1,095,509

    Short-term investment                         191,679                198,468

         Debtors and prepayments                  481,666                464,245

    Inventory                                     209,290                183,980

                                             ------------           ------------

                                                  912,100              1,942,202

Long-term assets

  Tangible fixed assets, net                    3,514,091              2,573,905

  Intangible fixed assets, net                  2,314,171              1,050,775

    Financial assets                               96,880                301,829

  Deferred cost                                    91,496                 85,253

                                            -------------          -------------

                                                6,016,638              4,011,762

                                            -------------         --------------


Total assets                                    6,928,738              5,953,964

                                                 ========               ========

Current liabilities                              2,909,334             1,179,204

Long-term interest bearing liabilities           3,986,391             4,578,412

Deferred tax liability, net                         55,944                27,322

Provisions for liabilities and charges               1,858                 1,220

                                            --------------         -------------

Total liabilities                                6,253,527             5,786,158

                                            --------------      ----------------

Shareholders' equity

         Share capital                             471,000               471,000

           Additional paid in capital              409,754                     -

           Accumulated deficit                   (205,543)             (303,194)

                                            --------------       ---------------

                                                   675,211               167,806

                                            --------------       ---------------

Total liabilities and Shareholders' equity       6,928,738             5,953,964

                                                  ========              ========

 Annex   3  Cash  Flow  -  Summary  Level  from  SEC  20-F/2000   (International
            Accounting Standards - in thousands of PLN)

                                                                     Year ended       Year ended        Year ended
                                                                     December 31,     December 31,      December 31,
                                                                        2000              1999            1998

1998 CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income before taxation                                        126,441         (81,612)          115,323

Adjustments for:

Depreciation and amortization                                            519,705         281,697           158,291

Charge to provision for doubtful debtors and write-offs                  146,624         143,890            90,694

Charge to provision for inventory                                          7,082           4,410           (3,309)

Other provisions and special funds                                           638           (891)               835

Unrealized foreign exchange losses, net                                 (92,207)         143,602            10,880

Loss/(profit) on disposal of tangibles and intangibles                     8,664           8,146               983

Interest expense, net                                                    501,580         247,527           123,770

Other                                                                          -               -              (593)

                                                                    ------------   -------------       ------------

Operating cash flows before working capital changes                    1,218,527         746,769           496,874

Increase in inventory                                                   (32,392)       (110,918)          (38,328)

Increase in debtors, prepayments and deferred cost                     (156,830)      (266,196)         (219,943)

Increase in trade payables and accruals                                   75,240        101,849            86,406

                                                                    ------------  -------------      ------------

Cash generated from / (used in) operations                             1,104,545        471,504           325,009

Interest paid                                                          (453,183)      (103,220)          (47,526)

Interest received                                                          8,005          7,277             8,816

Income taxes paid                                                        (4,451)        25,549)         (113,668)

                                                                     ------------  -------------      ------------

Net cash generated from/(used in) operating activities                   684,916        350,012           172,631

CASH FLOWS USED IN INVESTING ACTIVITIES:

Purchases of intangible fixed assets                                   (329,064)      (346,019)          (52,855)

Purchases of tangible fixed assets                                   (1,434,875)      (985,298)         (966,649)

Proceeds from long term investments, net                                 193,959      (511,603)             5,084

Proceeds from sale of equipment and intangibles                           14,905          7,309               894

                                                                    ------------   ------------     -------------

Net cash used in investing activities                                (1,555,075)    (1,835,611)       (1,013,526)

CASH FLOWS FROM FINANCING ACTIVITIES:

(Repayment of)/Proceeds from long-term borrowings                      (248,643)        487,972           593,870

Proceeds from senior subordinated debt issuance, net                           -      1,843,822                 -

(Repayment of)/Proceeds from shareholder's loan                                -        296,756                 -

Net change in overdraft facility                                          36,342       (24,558)            24,558

Additional paid-in capital, net                                           16,827              -                 -

                                                                    ------------  -------------      ------------

Net cash generated from financing activities                           (195,474)      2,603,992           618,428

Net increase/(decrease) in cash and cash equivalents                 (1,065,633)      1,118,393         (222,467)

Effect of foreign exchange changes on cash and cash equivalents            (411)        (28,579)                6

Cash and cash equivalents at beginning of period                       1,095,509          5,695           228,156

                                                                    ------------    ------------     ------------

Cash and cash equivalents at end of year                                  29,465       1,095,509            5,695


Annex 4   Statistical data


                                               Q4 2000           FY 2000          FY 1999

Number of subscribers
(at  the end of the period)                  2,802,980         2,802,980        1,751,475

                             Postpaid        2,032,726         2,032,726        1,386,320
                             Prepaid           770,254           770,254          365,155

Net adds                                       286,015         1,051,505          970,735

                             Postpaid          131,727           646,406              N/A

                             Prepaid           154,288           405,099              N/A

MOU                                                161               159              180

                             Postpaid              186               180              N/A

                             Prepaid                87                92              N/A

Outgoing MOU                                      72.4              70.8              N/A

                             Postpaid             90.0              85.6              N/A

                             Prepaid              21.6              22.4              N/A

SMSs                                                 9                 7              N/A

                             Postpaid               10                 8              N/A

                             Prepaid                 8                 5              N/A

Churn                                            1.69%                2%             2.5%

                             Postpaid             1.9%                2%             2.3%

                             Prepaid             1.08%             1.96%             3.2%

ARPU                                               119               127              160

                             Postpaid              146               153              N/A

                             Prepaid                43                44              N/A

Cost of Acquisition                                580               585              N/A

                            Postpaid               918               808              N/A

                            Prepaid                112               132              N/A
